Exhibit 99.1

RADCOM Reports Third Quarter 2026 Results

Increased revenue 19.4% sequentially, returned to quarterly non-GAAP operating income, and maintained positive cash flow

TEL AVIV, Israel – November 11, 2026 – RADCOM Ltd. (Nasdaq: RDCM) announced today its financial results for the third quarter ended September 30, 2026.

Third-quarter revenues were $14.0 million, up 19.4% sequentially and down 23.6% year over year. Although RADCOM recorded a GAAP operating loss, it returned to non-GAAP operating profitability. RADCOM also generated $1.7 million in positive cash flow and ended the quarter with $111.4 million in cash, cash equivalents, and short-term bank deposits and no debt, up from $109.7 million as of June 30, 2026.

“We returned to non-GAAP operating profitability this quarter and added two new customers, VNPT and CETIN Networks, each replacing the incumbent vendor through a competitive process,” said Benny Eppstein, RADCOM’s Chief Executive Officer. “Our solutions remain integral to how customers manage their networks and end-user service quality, and our customer relationships remain strong. Operators continue to invest in their networks, and we are working closely with them on their deployment plans. Based on those discussions, we see positive signs that some deployments delayed in 2026 will begin to move forward in early 2027.”

“We are reaffirming our revised full-year outlook,” Eppstein continued. “With $111.4 million in cash and no debt, we are investing in RADCOM ACE and our agentic AI roadmap to drive growth. We expect to begin repurchasing shares after the current earnings-related blackout period ends, at management’s discretion. Looking ahead, we remain open to partnerships and targeted acquisitions that expand our solution portfolio, enhance customer value, and deliver greater returns to stakeholders. Together, these steps reflect our confidence in the business and our commitment to building long-term value for our shareholders.”

Third Quarter of 2026 Financial Highlights:

●	Total revenues for the third quarter of 2026 were $14.0 million, up 19.4% sequentially from $11.8 million in the second quarter of 2026, and down 23.6% year over year from $18.4 million in the third quarter of 2025.

●	GAAP operating loss for the third quarter of 2026 was $0.9 million, or (6.4%) of revenue, compared to GAAP operating income of $2.4 million, or 13.1% of revenue, for the third quarter of 2025.

●	Non-GAAP operating income for the third quarter of 2026 was $0.7 million, or 4.9% of revenue, compared to non-GAAP operating income of $3.8 million, or 20.9% of revenue, for the third quarter of 2025.

●	GAAP net income for the third quarter of 2026 was $0.4 million, or $0.03 per diluted share, compared to GAAP net income of $3.5 million, or $0.21 per diluted share, for the third quarter of 2025.

●	Non-GAAP net income for the third quarter of 2026 was $1.9 million, or $0.11 per diluted share, compared to non-GAAP net income of $4.9 million, or $0.29 per diluted share, for the third quarter of 2025.

●	Cash flow for the third quarter of 2026 was positive at $1.7 million. As of September 30, 2026, the Company had cash, cash equivalents and short-term bank deposits of $111.4 million and no debt, compared to $109.7 million as of June 30, 2026.

First Nine Months of 2026 Financial Highlights:

●	Total revenues for the first nine months of 2026 were $44.4 million, compared to $52.6 million in the first nine months of 2025, a decline of 15.7% year over year.

●	GAAP operating loss for the first nine months of 2026 was $2.5 million, or (5.6%) of revenue, compared to GAAP operating income of $5.6 million, or 10.7% of revenue, for the first nine months of 2025.

●	Non-GAAP operating income for the first nine months of 2026 was $2.3 million, or 5.1% of revenue, compared to non-GAAP operating income of $10.4 million, or 19.8% of revenue, for the first nine months of 2025.

●	GAAP net income for the first nine months of 2026 was $0.4 million, or $0.02 per diluted share, compared to GAAP net income of $8.3 million, or $0.50 per diluted share, for the first nine months of 2025.

●	Non-GAAP net income for the first nine months of 2026 was $5.1 million, or $0.30 per diluted share, compared to non-GAAP net income of $13.2 million, or $0.79 per diluted share, for the first nine months of 2025.

Recent Highlights:

●	In the third quarter, VNPT (Vietnam Posts and Telecommunications Group), one of Vietnam’s largest telecom operators with over 30 million subscribers, selected RADCOM to provide AI-native, cloud-native service assurance for its roaming network. Following a competitive request for proposal (RFP) process, RADCOM will replace VNPT’s incumbent assurance vendor, deploying the cloud-native RADCOM ACE platform across multiple cloud environments with AI and machine learning (ML)-based anomaly detection to recognize issues before they affect the customer experience.

●	RADCOM booked a multi-year contract with new customer CETIN Networks in Slovakia in the third quarter to deploy end-to-end, AI-driven assurance across its mobile network, from the radio access network (RAN) to the core, replacing the incumbent assurance provider. CETIN Networks is part of CETIN International and the wider e& PPF Telecom Group, which together serve more than 12 million customers across four countries.

●	In September 2026, RADCOM’s Board of Directors authorized a share repurchase program of up to $20 million of the Company’s ordinary shares, expected to remain in effect for up to 18 months. No shares were repurchased during the third quarter, and the Company expects to begin repurchases at management’s discretion, after the current earnings-related blackout period ends.

Outlook

RADCOM reaffirms its revised full-year 2026 revenue outlook of $57 to $63 million, with a midpoint of $60 million, as announced on July 30, 2026.

Conference Call and Webcast

RADCOM’s management will host an interactive conference call on Wednesday, November 11, 2026, at 8:00 a.m. Eastern Time (3:00 p.m. Israel Time) to discuss the results and answer questions.

Conference call details:

Date / Time: Wednesday, November 11, 2026, at 8:00 a.m. Eastern Time / 3:00 p.m. Israel Time

USA Toll-Free: 1-866-652-8972

USA Toll-Free (alternate): 1-800-994-4498

Local Access: 03-9180609

Webcast (live and replay): https://www.veidan-conferencing.com/radcom

An archived replay of the call will be available on the RADCOM website following the live event.

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About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048 / 312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2026 revenue outlook; the timing of customer deployments generally; continued investment by operators in their networks; the strength of its customer relationships building long-term value for shareholders and its investments in RADCOM ACE and its agentic AI roadmap; potential partnerships and targeted acquisitions and the initiation, timing, amount and duration of repurchases of its shares under its share repurchase program, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, delays in or cancellation of customer deployments, dependence on a limited number of customers, inability to timely develop and introduce new technologies, products, and applications, including AI-based capabilities, loss of market share and pressure on prices resulting from competition, market conditions, share price and other factors affecting whether and when the Company repurchases shares, and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason, except as required by law.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenues	$14,041	$18,388	$44,386	$52,637
Cost of revenues	3,817	4,364	11,260	12,823
Gross profit	10,224	14,024	33,126	39,814
Research and development, gross	5,355	5,119	16,754	14,832
Less - royalty-bearing participation	-	189	113	214
Research and development, net	5,355	4,930	16,641	14,618
Sales and marketing	4,076	5,144	14,224	14,944
General and administrative	1,686	1,535	4,734	4,635
Total operating expenses	11,117	11,609	35,599	34,197
Operating (loss) income	(893)	2,415	(2,473)	5,617
Financial income, net	1,493	1,163	3,513	3,076
Income before taxes on income	600	3,578	1,040	8,693
Taxes on income	159	107	636	344

Net income	$441	$3,471	$404	$8,349

Basic net income per ordinary share	$0.03	$0.21	$0.02	$0.52
Diluted net income per ordinary share	$0.03	$0.21	$0.02	$0.50
Weighted average number of ordinary shares used in computing basic net income per ordinary share	17,008,033	16,357,554	16,842,641	16,183,572
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	17,300,951	16,923,983	17,225,321	16,766,553

(*)	Less than $ 0.01

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
GAAP gross profit	$10,224	$14,024	$33,126	$39,814
Stock-based compensation	88	99	267	298
Amortization of intangible assets	57	57	168	168
Non-GAAP gross profit	$10,369	$14,180	$33,561	$40,280
GAAP research and development, net	$5,355	$4,930	$16,641	$14,618
Stock-based compensation	437	421	1,385	1,308
Non-GAAP research and development, net	$4,918	$4,509	$15,256	$13,310
GAAP sales and marketing	$4,076	$5,144	$14,224	$14,944
Stock-based compensation	521	504	1,634	1,709
Amortization of intangible assets	29	29	87	86
Non-GAAP sales and marketing	$3,526	$4,611	$12,503	$13,149
GAAP general and administrative	$1,686	$1,535	$4,734	$4,635
Stock-based compensation	450	323	1,183	1,244
Non-GAAP general and administrative	$1,236	$1,212	$3,551	$3,391
GAAP total operating expenses	$11,117	$11,609	$35,599	$34,197
Stock-based compensation	1,408	1,248	4,202	4,261
Amortization of intangible assets	29	29	87	86
Non-GAAP total operating expenses	$9,680	$10,332	$31,310	$29,850
GAAP operating (loss) income	$(893)	$2,415	$(2,473)	$5,617
Stock-based compensation	1,496	1,347	4,469	4,559
Amortization of intangible assets	86	86	255	254
Non-GAAP operating income	$689	$3,848	$2,251	$10,430

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
GAAP income before taxes on income	$600	$3,578	$1,040	$8,693
Stock-based compensation	1,496	1,347	4,469	4,559
Amortization of intangible assets	86	86	255	254
Financial (income) expenses, net	(90)	22	19	49
Non-GAAP income before taxes on income	$2,092	$5,033	$5,783	$13,555
GAAP net income	$441	$3,471	$404	$8,349
Stock-based compensation	1,496	1,347	4,469	4,559
Amortization of intangible assets	86	86	255	254
Financial (income) expenses, net	(90)	22	19	49
Non-GAAP net income	$1,933	$4,926	$5,147	$13,211
GAAP net income per diluted share	$0.03	$0.21	$0.02	$0.50
Stock-based compensation	0.09	0.07	0.27	0.27
Amortization of intangible assets	(*)	0.01	0.01	0.02
Financial (income) expenses, net	(0.01)	(*)	(*)	(*)
Non-GAAP net income per diluted share	$0.11	$0.29	$0.30	$0.79
Weighted average number of shares used to compute diluted net income per share	17,300,951	16,923,983	17,225,321	16,766,553

(*)	Less than $ 0.01

RADCOM Ltd.

Consolidated Balance Sheets

Unaudited

(thousands of U.S. dollars)

	As of	As of
	September 30, 2026	December 31, 2025
Current Assets
Cash and cash equivalents	$13,991	$30,486
Short-term bank deposits	97,449	79,437
Trade receivables, net	19,745	20,245
Inventories	549	318
Other accounts receivable and prepaid expenses	2,587	2,036
Total Current Assets	134,321	132,522

Non-Current Assets
Severance pay fund	3,297	3,431
Other long-term receivables	3,417	2,866
Property and equipment, net	1,242	988
Operating lease right-of-use assets	2,135	2,898
Goodwill and intangible assets, net	2,013	2,269
Total Non-Current Assets	12,104	12,452

Total Assets	$146,425	$144,974

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,676	$2,632
Deferred revenues and advances from customers	1,062	1,100
Employee and payroll accruals	4,405	7,325
Operating lease liabilities	1,141	1,099
Other liabilities and accrued expenses	10,587	10,872
Total Current Liabilities	19,871	23,028

Non-Current Liabilities
Accrued severance pay	4,581	4,790
Operating lease liabilities	1,329	2,135
Other liabilities and accrued expenses	1,164	916
Total Non-Current Liabilities	7,074	7,841

Total Liabilities	$26,945	$30,869

Shareholders’ Equity
Share capital	$839	$809
Additional paid-in capital	172,151	167,172
Accumulated other comprehensive loss	(2,961)	(2,923)
Accumulated deficit	(50,549)	(50,953)

Total Shareholders’ Equity	119,480	114,105
Total Liabilities and Shareholders’ Equity	$146,425	$144,974